NEWS RELEASE

Canarc Arranges CA$600,000 Private Placement Financing

Vancouver, Canada – September 30, 2008 - Canarc Resource Corp. (TSX: CCM: OTC-BB: CRCUF, DBFrankfurt: CAN) announces that it has arranged a non-brokered private placement equity financing for up to CA$600,000.

The private placement consists of up to 5,000,000 units priced at CA$0.12 each for gross proceeds of up to CA$600,000. Each unit consists of one common share and one half share purchase warrant. Each full warrant can be exercised to purchase an additional common share at CA$0.18 within an 18 month period.

A 6% finders’ fee is applicable to a portion of the private placement. The units will be subject to the standard four month hold period (and a US legend for American subscribers only).  Canarc will use the net proceeds to evaluate prospective gold mine property acquisitions, and for working capital.

Canarc management are of the belief that, notwithstanding the dramatic sell-off of junior gold mining shares in recent months (including Canarc shares), the current market environment is quite attractive now for making strategic gold property acquisitions.  Shareholders may find the following recent news articles to be of interest:

Sept. 17 (Bloomberg) -- Gold may rise to $950 an ounce by the end of year as central banks and miners hold back sales and investors buy the metal as a haven against falling stock prices, London-based researcher GFMS Ltd. said…”Global mine production will drop 2.3 percent this year to 2,422 tons, the lowest since 1996…..South Africa, the world's second- biggest gold producer, reported a 16 percent decline in production in July from a year earlier…Gold purchases by jewelers will rebound in the second half this year, rising 6 percent from a year earlier to 1,184 tons and accounting for 64 percent of total demand.…GFMS is boldly predicting that the spot price of gold could hit US$950/oz in Q4 2008.”

Sept. 22 (Merrill Lynch) -- Last week, bullion experienced tremendous volatility…..Gold started the week at $782/oz, seemingly range bound, then rallied a combined $125/oz on Wednesday and Thursday morning (peaking at$905/oz in mid day trading) before declining some $70/oz Thursday afternoon to$835/oz, ending trading on Friday at $871/oz. The initial surge was due to safe haven buying (the SPDR gold ETF saw its holdings jump 40 tonnes this week) as investors grew nervous over the global financial crisis, the partial retracement a function of the US Government stepping in to provide liquidity to the beleaguered financial system. We believe valuations are still attractively priced and that gold equities have more upside potential in the near term.

Sept. 26 (Salman Partners) -- The Financial Times reported that the US mint temporarily suspended its sales of the American Buffalo one ounce gold bullion coin, given that “demand has exceeded supply”. The sales of the gold coin are up 54% since last January, year-over-year, with demand for other US mint gold coins also at “unprecedented” levels…..The strong retail demand for gold denotes the growing level of risk aversion in the market, as investors are flocking to safe haven assets, such as gold. We believe that the fall-out from the current financial crisis should take a considerable period of time to work through the market, which we expect would be very positive for the price of gold.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.